

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Kevin Berryman
Chief Financial Officer
Jacobs Engineering Group, Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201

> **Re: Jacobs Engineering Group, Inc.**
> **Form 10-K For the Fiscal Year Ended September 28, 2018**
> **Filed November 21, 2018**
> **Response Dated June 12, 2019**
> **File No. 001-07463**

Dear Mr. Berryman:

We have reviewed your June 12, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2019 letter.

Form 10-K for the Fiscal Year Ended September 28, 2018

2. Significant Accounting Polices
Contractual Guarantees, Litigation, Investigations and Insurance, page F-13

1. You indicate in your response to prior comment one from our letter dated May 1, 2019 that the maximum potential amount of future payments the Company could be required to make under outstanding performance guarantees related to joint venture projects generally represents the remaining cost of work to be performed by or on behalf of third parties under the related contracts. Please quantify this amount or disclose the reasons why you cannot estimate this amount. Refer to ASC 460-10-50-4b.

Kevin Berryman
Jacobs Engineering Group, Inc.
July 2, 2019
Page 2

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction